UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                               SENETEK PLC
   __________________________________________________________________
                            (Name of Issuer)

                COMMON STOCK, $0.001 PAR VALUE PER SHARE
   __________________________________________________________________
                     (Title of Class of Securities)

                                817209208
   __________________________________________________________________
                             (CUSIP Number)

                           William L. Campbell
                             P.O. Box 14006
                           Spokane, WA  99214
                             (509) 922-3035
   __________________________________________________________________
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                             March 16, 2011
   __________________________________________________________________
         (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     William L. Campbell

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) [ ]
                                                       (B)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     N/A

5    Check if disclosure of legal proceedings is required pursuant to items
     2(d) or 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

 NUMBER OF     7    SOLE VOTING POWER
   SHARES           0 SHARES
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY          8,150,000 shares
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         0 SHARES
   PERSON      10   SHARED DISPOSITIVE POWER
    WITH            8,150,000 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,150,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.3%

14   TYPE OF REPORTING PERSON*

     IN

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Travis W. Campbell

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) [ ]
                                                       (B)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     N/A

5    Check if disclosure of legal proceedings is required pursuant to items
     2(d) or 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

 NUMBER OF     7    SOLE VOTING POWER
   SHARES           0 SHARES
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY          2,650,000 shares
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         0 SHARES
   PERSON      10   SHARED DISPOSITIVE POWER
    WITH            2,650,000 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,650,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.7%

14   TYPE OF REPORTING PERSON*

     IN

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Brush Prairie Minerals, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) [ ]
                                                       (B)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     OO

5    check if disclosure of legal proceedings is required pursuant to items
     2(d) or 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

 NUMBER OF     7    SOLE VOTING POWER
   SHARES           0 SHARES
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY          5,500,000 shares
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         0 SHARES
   PERSON      10   SHARED DISPOSITIVE POWER
    WITH            5,500,000 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,500,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.6%

14   TYPE OF REPORTING PERSON*

     CO

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Chester Mining Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) [ ]
                                                       (B)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     OO

5    Check if disclosure of legal proceedings is required pursuant to items
     2(d) or 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Idaho

 NUMBER OF     7    SOLE VOTING POWER
   SHARES           0 SHARES
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY          2,650,000 shares
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         0 SHARES
   PERSON      10   SHARED DISPOSITIVE POWER
    WITH            2,650,000 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,650,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.7%

14   TYPE OF REPORTING PERSON*

     CO

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.65 (40 pence) par value per share (the "Common Stock"), of Senetek PLC, a company formed under the laws of England (the "Issuer"). The principal executive offices of the Issuer are located at 51 New Orleans Court, Suite 1A, Hilton Head, SC 29928.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D Statement is hereby filed jointly by William L. Campbell, Travis W. Campbell, Brush Prairie Minerals, Inc., a Delaware corporation ("Brush Prairie"), and Chester Mining Company, an Idaho corporation ("Chester Mining") (collectively, the "Reporting Persons).

     (a) Mr. William L. Campbell is the CEO of Chester Mining and the President of Brush Prairie and a principal shareholder of both entities.
Mr. Travis W. Campbell is the President of Chester Mining. Due to his relationship to Chester Mining and Brush Prairie, Mr. William L. Campbell may be deemed to have shared voting and investment power with respect to, and as a result, have shared beneficial ownership of, the shares of Common Stock owned by Chester Mining and Brush Prairie. Due to his relationship to Chester Mining, Mr. Travis W. Campbell may be deemed to have shared voting and investment power with respect to, and as a result, have shared beneficial ownership of, the shares of Common Stock owned by Chester Mining. Mr. Travis
W. Campbell, however, disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein. Travis W. Campbell is the adult son of William L. Campbell.

     (b)  The addresses of the Reporting Persons are as follows:

          William L. Campbell              P.O. Box 14006
                                           Spokane, WA  99214
          Travis W. Campbell               P.O. Box 13277
                                           Spokane, WA  99213
          Chester Mining & Brush Prairie   905 N. Pines Rd.
                                           Suite A
                                           Spokane Valley, WA  99206


     (c) Chester Mining and Brush Prairie are mining companies. William L. Campbell is a private investor in public companies, and Travis W. Campbell is President of Chester Mining.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) William L. Campbell and Travis W. Campbell and citizens of the United States of America. Chester Mining is an Idaho corporation and Brush Prairie is a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 17, 2011, Chester Mining acquired 2,650,000 shares of Common Stock and Brush Prairie acquired 5,500,000 shares of Common stock (collectively, the "Shares"). Each entity exchanged a like number of shares which each entity owned in Iron Eagle Acquisitions, Inc., a Nevada corporation ("Iron Eagle"), for the Shares. As a result of the transaction, Iron Eagle became a wholly owned subsidiary of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

On March 16, 2011, the Issuer entered into a Stock-for-Stock Exchange Agreement dated March 16, 2011, (the "Agreement") with Iron Eagle, and the two shareholders of Iron Eagle, namely Chester Mining and Brush Prairie (collectively the "Shareholders"). Pursuant to the terms of the Agreement, the Issuer agreed to issue shares of its common stock in exchange for all of the outstanding shares of Iron Eagle. At the closing held on March 17, 2011, the Issuer issued 5,500,000 shares of Common Stock to Brush Prairie and 2,650,000 shares of Common Stock to Chester Mining, and John P. Ryan, the CEO and a director of the Issuer, was appointed as the sole director and officer Iron Eagle. Also at closing Chester Mining appointed Howard Crosby (the President, Chief Financial Officer, and a director of the Issuer) and Mr. Ryan as directors of Chester Mining. Further at closing, Brush Prairie appointed
Mr. Ryan and Mr. Crosby as directors of Brush Prairie. The sales were made in transactions that were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and each Shareholder represented to the Issuer that such entity understood that the sale of the Shares to such parties was intended to be exempt from registration under the Securities Act and exempt from registration or qualification under any state law.

Except to the extent provided in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. For example, Chester Mining may, at some point in the future, and subject to compliance with federal and state securities laws, distribute part or all of the Shares received by it in the above transactions on a pro rata basis to its shareholders as a stock dividend.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, at the close of business on March 29, 2011, the Issuer had 15,883,508 shares of Common Stock issued and outstanding, including the Shares. After the consummation of the transactions described in Item 4 of this Schedule 13D, William L. Campbell has shared power to vote and direct the disposition of, and therefore beneficially owns, 8,150,000 shares of Common Stock, which constitutes approximately 51.3% of the outstanding shares; Travis W. Campbell and Chester Mining have shared power with William L. Campbell to vote and direct the disposition of, and therefore beneficially own, 2,650,000 shares of Common Stock, which constitutes approximately 16.7% of the outstanding shares; and Brush Prairie has shared power with William L. Campbell to vote and direct the disposition of, and therefore beneficially own, 5,500,000 shares of Common Stock, which constitutes approximately 34.6% of the outstanding shares. The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D. Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.    Description

   1 Agreement of Joint Filing, dated as of March 29, 2011, by and among William L. Campbell, Travis W. Campbell, Chester Mining Company, and Brush Prairie Minerals, Inc. (Filed herewith)

   2 Stock-for-Stock Exchange Agreement dated March 16, 2011 (Filed with the SEC on March 18, 2011 (SEC File No. 000-14691) as
               Exhibit 2.1 and incorporated herein by reference)

                                SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 29, 2011              /s/ William L. Campbell
                                   William L. Campbell, an Individual


Date:  March 29, 2011              /s/ Travis W. Campbell
                                   Travis W. Campbell, an Individual


                                   Chester Mining Company

Date:  March 29, 2011              By /s/ Travis W. Campbell
                                      Travis W. Campbell, President


                                   Brush Prairie Minerals, Inc.

Date:  March 29, 2011              By /s/ William L. Campbell
                                      William L. Campbell, President